UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LIGHTPATH TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27548	86-0708398
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2603 Challenger Tech Court, Suite 100

Orlando, Florida 32826

(Address of principal executive office, including zip code)

Dorothy M. Cipolla

(407) 382-4003

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

LightPath Technologies, Inc.

Form SD

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) of LightPath Technologies, Inc. (“LightPath,” the “Company,” “we,” “our,” or “us”) for the calendar year ended December 31, 2013 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1, along with Form SD (collectively, the “Conflict Rules”), require public companies annually to disclose information about their use of specific conflict minerals originating and financing armed groups in the Democratic Republic of the Congo (“DRC”) and adjoining countries (together with the DRC, “Covered Countries”) that are “necessary to the functionality or production of a product” manufactured by those companies or contracted by those companies to be manufactured. The term “conflict minerals” includes tantalum, tin, gold or tungsten.

In accordance with the Conflict Rules, a copy of this Report is available on our website at www.lightpath.com under the “About/Quality Control” tab.

Company Overview

We manufacture optical components and higher level assemblies including precision molded glass aspheric optics, isolators assemblies, proprietary high performance fiber-optic collimators, and other optical materials used to produce products that manipulate light.

Framework of Conflict Minerals Program

Team. The Company assembled an internal team (the “Team”) to oversee compliance with the Conflict Rules, including developing processes and procedures, as well as monitoring developments, initiatives and “best practices.” The Team consists of our Chief Financial Officer, Manufacturing Engineering Manager, Quality Assurance Manager, and Coating Manager. The Company believes input from various departments is beneficial for the purpose of overseeing the Company’s compliance with the Conflict Rules and implementing Company processes and procedures related to the Conflict Rules.

Policy Statement. The Company also recently adopted a policy statement concerning its principles on the use of conflict minerals from the Covered Countries and its aim to only use suppliers that source from conflict-free smelters and refiners. This policy statement can be found on the Company’s website at www.lightpath.com under the “About/Quality” tab.

Reasonable Country of Origin Inquiry

To be within the purview of the Conflict Rules, a reporting issuer must sell products that it manufactures or contracts to manufacture, such products must contain conflict minerals, and such conflict minerals must be necessary to the functionality or production of the products. The Company sells products it manufactures or contracts to manufacture, thus meeting these parts of the test. To determine if any conflict minerals are incorporated into the Company’s products, including parts and components of such products, the Team conducted an inventory and analysis of all components of the Company’s products, which included, reviewing bills of materials, product specifications and other relevant documentation. The Team concluded that certain of the Company’s products contain the conflict minerals gold, tantalum and tin. The Team also determined that the conflict mineral tungsten is used in the molds and sleeves as tooling necessary to manufacture molded lenses, however, no tungsten is present in the finished product. Accordingly, the Conflict Rules do not require the Company to take any further action with respect to the tungsten used in tooling.

Next, the Team analyzed whether any of the conflict minerals are “necessary to the functionality of a product” or “necessary to the production of a product.” To determine whether any of the conflict minerals are “necessary to the functionality of a product,” the Team considered whether a conflict mineral is intentionally added to a product or a component of a product and is not a naturally occurring by-product, whether a conflict mineral is necessary to a product’s generally expected function, use or purpose, and if any of the conflict minerals are incorporated for purposes of ornamentation, decoration or embellishment, whether the primary purpose of such product is ornamentation, decoration or embellishment. To determine whether any of the conflict minerals are “necessary to the production of a product,” the Team considered whether a conflict mineral is intentionally included in the product’s production process (other than a conflict mineral included in a tool, machine or indirect equipment used to produce the product), whether a conflict mineral is necessary to produce the product and whether a conflict mineral is included as part of a component of the product originally manufactured by a third party. The Team determined the following with respect to each of the listed conflict minerals:

Gold. At a customer’s request, the Company’s precision molded aspheric lenses may be mounted onto gold plated holders and one of its collimator applications may be gold coated. The Team concluded that with respect to each of these products, gold is intentionally added and is necessary to the products’ generally expected function, use or purpose.

Tantalum. Tantalum oxide is an ingredient used in the anti-reflective coating that is applied to some of the Company’s lenses at the request of a customer. The Team concluded that, when used, tantalum oxide is intentionally added and is necessary to such products’ generally expected function, use or purpose.

Tin. At a customer’s request, one of the Company’s collimator applications may be tin coated. The Team concluded that tin, when used, is intentionally added and is necessary to such products’ generally expected function, use or purpose.

After concluding that conflict minerals are necessary to the functionality of certain of the Company’s products, the Team conducted a reasonable country of origin inquiry based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas to determine if any of the gold, tantalum or tin in the Company’s products originated in the Covered Countries. The Company does not purchase conflict minerals directly from mines, smelters or refiners, and therefore, there are many third parties in the supply chain between the Company and the original sources of the conflict minerals contained in the Company’s products. Accordingly, our reasonable country of origin inquiry focused on our first-tier suppliers, and we are relying on these direct suppliers (and they in turn are relying upon their suppliers) for information regarding the origin of the gold, tantalum or tin in our products. The Team identified the Company’s first-tier suppliers: three tantalum vendors, two gold suppliers, and one tin supplier. The Team sent inquiries to each of these suppliers regarding the source of the conflict minerals either used in components or parts supplied to the Company or sold to the Company as raw materials, and requested each such supplier to complete and return the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template or otherwise provide a representation letter regarding the source of the conflict minerals. The results of the Team’s inquiries with respect to each of the listed conflict minerals are as follows:

Gold. One of the Company’s gold suppliers completed an EICC/GeSI Conflict Minerals Reporting Template indicating that its gold either comes from a recycler or scrap supplier or all of its smelters (or its suppliers’ smelters) are conflict-free and are located in the United States. The Company’s other gold supplier provided the Company with information obtained from its sole supplier, a publicly-traded company listed on the New York Stock Exchange, which included (i) a materials certificate, (ii) a completed EICC/GeSI Conflict Minerals Reporting Template indicating that all of its smelters are conflict-free and are located in the United States or Canada and (iii) a copy of its conflict minerals policy.

Tantalum. One of the Company’s suppliers completed an EICC/GeSI Conflict Minerals Reporting Template indicating its or its suppliers’ smelters have been designated as conflict-free. Another one of the Company’s suppliers provided a certification letter representing that, to the best of its knowledge, the minerals and materials obtained from its supplier do not contain conflict minerals originating in the Covered Countries, along with information obtained from its supplier, which included (i) a representation letter and (ii) a completed EICC/GeSI Conflict Minerals Reporting Template indicating that all of its smelters are conflict-free. The Company’s other supplier provided a certification letter representing that none of the components or products provided to the Company contain conflict minerals originating in the Covered Countries.

Tin. The Company’s sole tin supplier provided a certification letter representing that it complies with all national and other applicable laws and regulations, promotes initiatives for managing resources responsibly, and that to the best of its knowledge, none of its raw materials originated from the Covered Countries based on currently available information. This supplier is a publicly-traded company listed on the Toronto Stock Exchange.

Conclusion Based on Reasonable Country of Origin Inquiry

The Company has concluded in good faith that during calendar year 2013, (i) the Company manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of its products and (ii) based on its reasonable country of origin inquiry, the Company has no reason to believe that any of the conflict minerals necessary to the functionality or production of its products may have originated in the Covered Countries.

Item 1.02 Exhibit

Not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned

LIGHTPATH TECHNOLOGIES, INC.

Dated: June 2, 2014	By:	/s/ Dorothy M. Cipolla
Dorothy M. Cipolla, CFO